UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated January 27, 2025 announcing the registrant's acquisition of Lifecell Bulut and the liquidation of Paycell LLC.

Istanbul, January 27, 2025

Announcement Regarding the Acquisition of Lifecell Bulut and the Liquidation of Paycell LLC

It has been resolved that our Company’s wholly owned subsidiary, Lifecell Dijital Servis ve Çözümler A.Ş., will merge with Lifecell Bulut Çözümleri A.Ş. (“Lifecell Bulut”) through a simplified merger, acquiring all of its assets and liabilities as a whole. Additionally, our wholly owned subsidiary, Paycell LLC, which is incorporated in Ukraine, will be liquidated.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 27, 2025	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 27, 2025	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer